SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of August 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Completes Delivery of Norway’s Diskos Data

Management Solution

Paris, France – August 27, 2015

CGG announced today that its E&P data management solution for the seismic, well and production modules in the Diskos database, Norway’s National Data Repository, is now in production and accessible to all members of the Diskos group.

The Diskos implementation of CGG’s AkonTM data management solution for national data repositories offers users new features and tools for an easier, faster and more intuitive data management experience for exploring the more than one petabyte of rich and high-quality data assets shared in their mature Norwegian shelf database.

The Diskos Akon solution is a more integrated and cost-effective answer to securely storing and distributing a larger volume of data than was possible with the previous system. Based on an open database model (PPDM), the solution is hosted in the environmentally friendly and secure Green Mountain data center operated by Evry and its user interface for data submission, browsing, selection and request is based on the WhereoilTM software platform designed by Kadme.

After being awarded the Diskos data management contract in December 2013, CGG’s Data Management Services (DMS) team spent 2014 implementing its Akon solution in Norway and migrating all the data from the three different modules from a proprietary to a PPDM public, integrated and open logical data model. The project was conducted under the guidance and control of the Diskos committee representatives and the Norwegian Petroleum Directorate (NPD).

A new CGG DMS team is now established in Norway to operate the Diskos Akon solution and support the Diskos group’s E&P data management activities.

Jean-Georges Malcor, CEO, CGG, said: “The challenges and opportunities associated with data management continue to grow in parallel with the data volumes themselves, and Akon is attracting strong recognition as an effective solution to address industry needs. We look forward to continuing to advance our data management capabilities well into the future to best support Diskos, and the larger global oil and gas community.”

Diskos members can go to www.diskos.cgg.com to start a new Diskos experience using Akon!

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 27th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO